UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **March 10, 2008**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 — Corporate Governance and Management

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Certain Officers

Effective as of March 10, 2008, Eric K. Jungbluth, Executive Vice President, HNI Corporation, and President, The HON Company, resigned.

Effective as of March 10, 2008, Jerald K. Dittmer, Vice President and Chief Financial Officer, HNI Corporation, resigned his position and was appointed Executive Vice President, HNI Corporation, and President, The HON Company. A copy of the press release announcing his appointment is attached hereto as Exhibit 99.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

The following exhibit relating to Item 5.02 is filed as a part of this Current Report on Form 8-K.

Exhibit No.	Description
99	Text of press release dated March 10, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: March 10, 2008

By   /s/ Stan A. Askren

Stan A. Askren
Chairman, President and Chief Executive Officer

<u>**Exhibit Index**</u>

Exhibit No. **Description**

99   Text of press release dated March 10, 2008.

EXHIBIT 99



News Release

For Information Contact:
Marshall H. Bridges, Treasurer and Vice President (563) 272-4844

HNI CORPORATION APPOINTS JERRY DITTMER AS PRESIDENT, THE HON COMPANY

MUSCATINE, Iowa (March 10, 2008) – **HNI Corporation** (NYSE: HNI) announced today the appointment of Jerry Dittmer as President, The HON Company and Executive Vice President, HNI Corporation, reporting to Stan Askren, Chairman, President and CEO, HNI Corporation.

Mr. Dittmer was previously Vice President and Chief Financial Officer, HNI Corporation. Since joining HNI Corporation in 1991, he has held multiple senior-level financial and operational positions within multiple HNI companies. Prior to joining HNI Corporation, Mr. Dittmer held several management positions with PricewaterhouseCoopers, Crown Zellerbach, Perlman & Rocque, and Arthur Andersen & Co. Mr. Dittmer is a certified public accountant and certified management accountant. He holds an industrial administration and accounting degree from Iowa State University and completed the Executive Program at the University of Michigan.

Eric Jungbluth, the previous President, The HON Company and Executive Vice President, HNI Corporation, has resigned to pursue a private equity opportunity.

HNI Corporation is a NYSE traded company providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Lamex®, Heatilator®, Heat & Glo™, and Quadra-Fire®, have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. By doing so, in 2007 the Corporation was recognized by *Fortune* Magazine as one of America's Most Admired Companies. In 2007, the Corporation was recognized by *IndustryWeek* as one of the 50 Best U.S. Manufacturing Companies for the fifth consecutive year. HNI Corporation's common stock is traded on the New York Stock Exchange under the symbol HNI. More information can be found on the Corporation's website at www.hnicorp.com.

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